July 12, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On May 6, 2019, the Registrant, on behalf of its series, AlphaCentric Symmetry Strategy Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on June 6, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Fee Table

Comment 1: If the Fund plans to do any borrowing, please confirm so supplementally and include a line item for interest expense in the Fee Table.

Response: The Fund does not engage in borrowing as a principal strategy and confirms that any interest expense is reflected in the Fee Table.

Comment 2: Please confirm in correspondence that the subsidiary’s management fee, including any performance fee, is included in the “Management Fee” line item in the Fee Table, and that the subsidiary’s expenses are included in the line item for “Other Expenses.”

Response: The Registrant confirms that all subsidiary expenses are included in the Fee Table and notes that the subsidiary’s financial statements will be presented on a consolidated basis with those of the Fund.

Comment 3: The Fund’s Item 9 disclosures state that the Fund may take short positions. Please confirm that short expenses (dividend paid on stocks sold short) are reflected in the Fee Table.

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Response: The Fund does not engage in short selling of securities as a principal strategy, but may take material short positions in futures and centrally cleared swaps. The Registrant confirms that any short selling expenses are reflected in the Fee Table.

Expense Example

Comment 4: Please revise the preamble to the Expense Example to clarify that the expense example applies whether the shareholder holds or redeems shares of the Fund.

Response: The Registrant has amended its disclosures to state the following:

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then hold or redeem all of your shares at the end of those periods.

Principal Investment Strategies

Comment 5: Please define “risk premium” as used in the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus and include Credit Risk as a separate principal risk.

Response: The Registrant will add “Credit Risk” as a principal risk in its Item 4 disclosures and denote “Credit Risk” as a principal risk in its Item 9 disclosures. The Registrant has further amended its disclosures to state the following:

The Traditional Component Strategy seeks to capture returns that have been historically associated with risk premiums for investing in equity and debt securities. Risk premiums are the difference between the expected return on an investment and the return on a risk-free investment.

Comment 6: The Staff notes that the Fund may invest in convertible securities. Please explain supplementally the extent to which, if any, the Fund intends to invest in contingent convertible securities.

Response: The Registrant states that the Fund does not intend to invest in contingent convertible securities.

Comment 7: If the Fund invests in covenant light loans as a principal investment strategy, please make the required disclosures in the Prospectus.

Response: The Registrant states that the Fund does not invest in covenant light loans as a principal strategy.

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Comment 8: In the first sentence of the fourth paragraph under the heading “Principal Investment Strategy” on page 2 of the Prospectus, please revise the disclosure to make clear that the Fund may invest in below investment grade bonds, junk bonds, and securities that are in default.

Response: The Registrant has amended its disclosures to state the following:

The Sub-Advisor invests without restriction as to capitalization, country, credit quality, and debt maturity. The Fund may invest in below investment grade debt instruments (commonly known as junk bonds) including securities that are in default.

Comment 9: Please confirm that the Fund has complied with IM Guidance Update No. 2013-05 entitled “Disclosure and Compliance Matters for Investment Company Registrants That Invest in Commodity Interests.”

Response: The Registrant so confirms.

Comment 10: If the Fund’s shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: The Fund’s shares are not sold through banks.

Principal Investment Risks

Comment 11: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order Defined Risk’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund is part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and five other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

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Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Comment 12: To the extent that the Fund will invest in instruments that pay interest at a floating rate based on LIBOR, please add risk disclosure on how the transition from LIBOR could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at a floating rate based on LIBOR that do not include fall back positions or address how interest rates will be determined if LIBOR stops being published? If so, how will it affect the liquidity of those investments? Please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: The Registrant is reviewing likely replacements for LIBOR and the implications for instruments linked to LIBOR. The Registrant notes that LIBOR is expected to remain a viable interest rate reference for at least the first year of the Fund’s operations and, therefore, believes that addressing the issues cited above would be premature.

Comment 13: Please include corresponding strategy disclosures for “Cash or Cash Equivalents Risk.”

Response: The Registrant has removed “Cash or Cash Equivalents Risk” from the principal risks of investing in the Fund.

Comment 14: If the Fund will write credit default swaps, please disclose that the Fund will segregate the full notional amount of the credit default swap to cover its obligations.

Response: The Registrant has amended the last sentence of the third paragraph under the heading “Principal Investment Strategies” to state the following:

The Sub-Advisor expects this strategy to benefit from periods of economic uncertainty and risk. The Fund will segregate the full notional amount of any written credit default swap to cover its obligations.

Comment 15: Please consider changing the title of “Futures Contract Risk” to “Forward and Futures Contract Risk” to be more accurate. Please re-consider adding a reference to the “Sub-Adviser” in Futures Contract Risk and Management Risk.

Response: The Registrant has amended its risk disclosures to state “Forward and Futures Contract Risk” and has changed “Adviser’s” to “Adviser’s or Sub-Adviser’s” in its disclosure of Forward and Futures Contract Risk and Management Risk.

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Comment 16: The Staff notes that the Fund identifies Real Estate and REIT Risk as a principal risk. If applicable, please disclose any principal risk and corresponding principal investment strategies associated with investments in sub-prime mortgages. Please disclose that the liquidity of those securities could change dramatically over time.

Response: The Registrant states that the Fund will not invest in sub-prime mortgages as part of its principal investment strategy.

Comment 17: In the Fund’s disclosure of “Underlying Fund Risk,” please consider whether the reference to “other investment companies” in the first sentence is necessary. Please consider whether ETF Risk is necessary given the thoroughness of the “Underlying Fund Risk” disclosure.

Response: The Registrant has removed “ETF Risk” from the Fund’s principal risks and amended its disclosure of “Underlying Fund Risk” to state the following:

~~Other investment companies including~~ The ETFs (“Underlying Funds”) in which the Fund invests are subject to investment advisory and other expenses, which will be indirectly paid by the Fund.

Performance

Comment 18: The Staff previously informed counsel that the Fund would need to file another 485(a) filing because the bar chart was not included and because the Predecessor Fund’s financial statements were not correct. The Staff will accelerate review of the subsequent Rule 485(a) filing.

Response: The Registrant will include the updated performance and financial information found in Exhibit A to this letter in a subsequent Rule 485(a) filing.

Comment 19: Please describe supplementally the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created and what exclusions under the 1940 Act it relied upon.

Response: The Registrant has confirmed with the adviser to the Predecessor Fund that the Predecessor Fund began trading in September 2014 with the objective of providing capital appreciation. The adviser to the Predecessor Fund has further confirmed that the Predecessor Fund was not formed with the intention to later convert it to a mutual fund, and the interests of the Predecessor Fund were offered pursuant to Section 3(c)(7) of the 1940 Act.

Comment 20: Please describe supplementally whether the adviser to the Predecessor Fund managed other funds that were materially equivalent to the Predecessor Fund. If such similarly managed

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funds exist, please explain whether they were not converted to registered investment companies and if not, why not.

Response: The adviser to the Predecessor Fund has confirmed that the Predecessor Fund is not materially equivalent to any other fund managed by the adviser to the Predecessor Fund.

Comment 21: Please explain supplementally why the Predecessor Fund was chosen to be registered when there are other materially equivalent funds with lesser performance than the Predecessor Fund.

Response: The Registrant refers to its response to Comment 20. The Predecessor Fund is being registered so that it may be offered to a wider investment audience.

Comment 22: Please explain supplementally whether the adviser believes the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Registrant has confirmed with the adviser to the Predecessor Fund that it does not believe the Predecessor Fund would have complied with Subchapter M of the Internal Revenue Code.

Comment 23: Consider deleting the last sentence of the first paragraph under “Performance” on page 9 of the Prospectus because the sentence will not be true once the Fund has performance.

Response: The Registrant has considered the Staff’s comment and respectfully declines to delete the sentence referenced in Comment 23 because doing so would be premature. The Registrant will update this disclosure accordingly when its disclosures include the Fund’s performance.

Comment 24: In the second sentence of the second paragraph under “Performance” on page 9 of the Prospectus, please clarify that the bar chart shows performance since the Predecessor Fund’s inception.

Response: The Registrant has amended its disclosures to state the following:

The bar chart shows performance of the Fund’s Class I shares for each full calendar year since the Predecessor Fund’s inception.

Comment 25: Because an additional index is included in the Average Annual Total Returns table, please make the necessary disclosure pursuant to Instruction 2(b) of Item 4 to Form N-1A.

Response: The Registrant has amended its disclosures to state the following:

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The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based market index and a blended bond index.

Comment 26: In the last sentence of the second paragraph under “Performance” on page 9 of the Prospectus, please clarify that investors should be aware of the Fund’s and Predecessor Fund’s past performance.

Response: The Registrant has amended its disclosures to state the following:

You should be aware that the Fund’s and Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

Average Annual Returns

Comment 27: Please consider placing the bar chart after the first paragraph under the heading “Annual Total Returns” and be sure to include the year-to-date returns.

Response: Per Item 4(b)(2)(ii) of Form N-1A, the Registrant respectfully declines to move the bar chart. The Registrant will include the year-to-date returns in the next Rule 485(a) filing.

Comment 28: In the second paragraph under the heading “Annual Total Returns” on page 9 of the Prospectus, please consider using the disclosure found in Mutual Fund and Variable Insurance Trust’s recent Rule 485(b) filing for Rational Funds and disclose that actual fees and expenses are computed on a gross basis.

Response: The Registrant has amended it disclosures to state the following:

~~The following table shows the average annual returns for the Predecessor Fund, which includes all of its actual fees and expenses over various periods ended December 31, 2018 as adjusted to reflect any applicable sales loads of the Fund [and Fund fees and expenses].~~ The Fund’s performance provided below (for periods prior to the commencement of the Fund’s operations) is that of the Predecessor Fund, which includes all of the Predecessor Fund’s actual gross fees and expenses over various periods ended December 31, 2018, as adjusted to include the applicable sales loads of each class of Shares of the Fund. The performance of the Predecessor Fund has not been restated to reflect the fees, estimated expenses and fee waivers and/or expense limitations applicable to each class of shares of the Fund. If the performance of the Predecessor Fund had been restated to reflect the applicable fees and expenses of each class of shares of the Fund, the performance would have been lower.

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Comment 29: Please state that the performance of the Predecessor Fund has not been restated to reflect the fees and expenses applicable to each class of shares of the Fund, and that performance may have been lower if the performance of the Predecessor Fund had been restated.

Response: The Registrant has revised the disclosure as requested. The Registrant refers to its response to Comment 28.

Comment 30: Please consider deleting the penultimate sentence before the Average Annual Total Return Chart as superfluous.

Response: The Registrant has deleted the sentence referenced in Comment 30.

Comment 31: Please confirm supplementally that the Fund has the necessary records to support its performance calculations as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Registrant confirms that the Fund maintains the necessary records to support its performance calculations, and the adviser to the Predecessor Fund has represented to the Fund that it maintains records as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Additional Information

Comment 32: In the second paragraph under the heading “Traditional Component Strategy,” the fifth sentence refers to “capital risk premium.” In the second paragraph under “Alternative Component Strategy,” the fifth sentence refers to “price risk premium.” Please clarify whether these refer to the same things, whether they refer to “risk premium” as disclosed in the Fund’s Item 4 disclosures, or if they refer to something else.

Response: The term “risk premium” is a broad and general concept while “capital risk premium” and “price risk premium” are distinct subsets of risk premium. Under the heading “Traditional Component Strategy and Alternative Component Strategy Interaction,” the first paragraph has been revised as follows:

The Sub-Adviser invests up to 80% of Fund assets under the Traditional Component Strategy and invests up to 50% of Fund assets under the Alternative Component Strategy. Under normal market conditions, the Sub-Advisor will invest in the Alternative Component and Traditional Component strategies in substantially equal risk adjusted proportions. The Sub-Advisor expects the Traditional Component to benefit from periods of economic growth and the Alternative Component to benefit from periods of economic uncertainty and growth risk. The

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Sub-Advisor adjusts allocations between the strategies based on its view of expected returns. Within each strategy, the Sub-Advisor adjusts allocations between instruments based on its view of expected returns~~.~~ and each strategy if focused on a type of risk premium (either price risk premium or capital risk premium).

Comment 33: Please disclose in the Fund’s Item 4 disclosures that the sub-adviser uses a quantitative investment process for selecting portfolios of securities primarily in the U.S., Europe and Japan.

Response: The Registrant has added the following sentence to the end of the second paragraph under the heading “Principal Investment Strategies” on page 2 of the Prospectus:

The Sub-Advisor uses a quantitative investment process for selecting portfolios of securities primarily in, but not limited to, the U.S., Europe, and Japan.

Comment 34: Please confirm that the Fund is exposed to all of the risks listed in the Investment Risk Chart and delete any risks that are not applicable. Please note that Credit Risk should be denoted as a principal risk, and reconcile the designations for Municipal Bond Risk and Municipal Securities Risk.

Response: The Registrant has updated the Investment Risk Chart to reconcile any disparities.

Statement of Additional Information

Comment 35: Please note that when an unregistered fund converts to a registered fund, the registered fund is treated as a new fund under Form N-1A. Accordingly, the Fund’s Statement of Additional Information should not include any information about trustee ownership, beneficial ownership or advisory payments. If relying on the MassMutual No-Action Letter (made available on Sept. 28, 1995), the only information to include about the Predecessor Fund are the prior performance and financials.

Response: The Registrant has deleted information about trustee ownership, beneficial ownership or advisory payments of the Predecessor Fund.

Comment 36: The second paragraph on page 31 of the Statement of Additional Information notes that the subsidiary has entered into a separate contract with the adviser. Please disclose the subsidiary’s separate contract with the sub-adviser.

Response: The Registrant has amended the first sentence of the second paragraph on page 31 of the Statement of Additional Information to state the following:

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The Subsidiary has entered into ~~a~~ separate contracts with the Advisor and Sub-Advisor for the management of the Subsidiary's portfolio, without compensation.

Comment 37: Pursuant to Item 18b of Form N-1A, the disclosure of “Principal Shareholders” on page 31 of the Statement of Additional Information should refer to persons owning “5% or more” of the outstanding shares of a fund.

Response: Per Comment 35, the Registrant has removed the disclosure referenced in Comment 37.

Comment 38: Please delete references to the “Predecessor Fund” in the section under the heading “Principal Shareholders.”

Response: Per Comment 35, the Registrant has removed the disclosures referenced in Comment 38.

Comment 39: The Staff notes that the Registrant has included financial statements for the Predecessor Fund for the previous two years. Please note that financial statements should be compliant with GAAP and Regulations S-X, including a full schedule of investments.

Response: The Registrant will provide full schedules of investments for the past two years that have been audited.

Part C

Comment 40: The agreement between the sub-adviser and the subsidiary and the custodian and transfer agent agreement should be included as exhibits under “Other Material Contracts.”

Response: The Registrant will add the requested agreements as exhibits to the Registration Statement.

Comment 41: Please note that a new legal opinion must be filed and cannot be incorporated by reference.

Response: The Registrant has amended Item 28(i) accordingly and will submit a legal opinion as an exhibit to its Registration Statement.

Comment 42: Please note that Powers of Attorney for the subsidiary are not necessary.

Response: The Registrant has deleted Item 28(q)(ix).

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Ms. Elisabeth M. Bentzinger July 11, 2019 Page 11

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser

Ms. Elisabeth M. Bentzinger July 11, 2019 Page 12

Exhibit A

Performance: The Fund acquired all of the assets and liabilities of MLM Symmetry Fund, LP (the “Predecessor Fund”) in a tax-free reorganization on [ ], 2019.  In connection with this acquisition, shares of the Predecessor Fund were exchanged for Class I shares of the Fund.  The Fund’s investment objectives, policies, restrictions, and guidelines are, in all material respects, equivalent to the Predecessor Fund’s investment objectives, policies, restrictions, and guidelines. The Fund’s sub-advisor was the adviser to the Predecessor Fund. The financial statements for the Predecessor Fund can be found in the Fund’s SAI. The performance information set forth below reflects the historical performance of the Predecessor Fund shares.

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund.   The bar chart shows performance of the Fund’s Class I shares for each full calendar year since the Fund’s inception. Going forward, although Class A, and Class C shares would have similar annual returns to Class I shares because the classes are invested in the same portfolio of securities, the returns for Class A, and Class C shares will be different from Class I shares because Class A, and Class C shares have different expenses than Class I shares. The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based market index.  You should be aware that the Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

Annual Total Returns

During the period shown in the bar chart, the highest return for a quarter was 9.55% (quarter ended March 31, 2015), and the lowest return for a quarter was (8.53)% (quarter ended December 31, 2018). The Fund’s Class I year-to-date return for the period ended [ ], 2019 was [ ]%.

The following table shows the average annual returns for the Predecessor Fund, which includes all of its actual fees and expenses over various periods ended December 31, 2018 as adjusted to reflect any applicable sales loads of the Fund. The Predecessor Fund did not have a distribution policy. It

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was a limited partnership, did not qualify as a regulated investment company for federal income tax purposes, and it did not pay dividends and distributions. As a result of the different tax treatment, we are unable to show the after-tax returns for the Predecessor Fund. The Predecessor Fund was not registered under the 1940 Act and, therefore, was not subject to certain investment restrictions, limitations and diversification requirements that are imposed by the 1940 Act. If the Predecessor Fund had been registered under the 1940 Act, the Predecessor Fund’s performance may have been adversely affected. The index information is intended to permit you to compare the Predecessor Fund’s performance to a broad measure of market performance. Updated performance information and daily net asset value per share are available at no cost by calling toll-free 1-844-223-8637.

Average Annual Total Returns

(For periods ended December 31, 2018)

	1 Year	Since the Predecessor Fund’s Inception (September 1, 2014)
Class I [1]	(7.37)%	2.88%
Class A1, 2	(12.93)%	1.23%
Class C	(8.30)%	1.86%
BofA Merrill Lynch 3-Month U.S. Treasury Bill Index [3] (reflects no deduction for fees, expenses or taxes)	1.88%	0.72%
MSCI World/Barclays US Aggregate Bond Blended Index [4] (reflects no deduction for fees, expenses or taxes)	(5.52)%	2.84%

1. Includes the effect of performance fees paid by the investors of the Predecessor Fund.

2. Includes the effect of the maximum sales load.

3. BofA Merrill Lynch 3-Month U.S. Treasury Bill Index tracks the performance of the U.S. dollar denominated U.S. Treasury Bills publicly issued in the U.S. domestic market with a remaining term to final maturity of less than 3 months.

4. MSCI World/Barclays US Aggregate Bond Blended Index reflects an unmanaged portfolio of 60% of the MSCI World Index and 40% of the Bloomberg Barclays U.S. Aggregate Bond Index.